

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2010

Aaron Jagfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

> **Re: Generac Holdings Inc.**
> **Registration Statement on Form S-1**
> **Amended January 11, 2010**
> **File No. 333-162590**

Dear Mr. Jagfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus summary, page 1

1.   Please provide us a complete copy of the material mentioned in your response to prior comment 1.

Our competitive strengths, page 3

2.   We note your revisions in response to prior comment 2. However, given that the disclosure appears in the section of your summary where you identify your

strengths versus competitors, your disclosure continues to appear to indicate that you have a lower cost structure than your competitors. We also note that you have not revised similar disclosure on page 82. Therefore, we reissue prior comment 2.

Dilution, page 39

3.	We note in your response to prior comment 5 that you added disclosure on page 39 to include a reference to the fact that the number of shares issuable upon conversion of existing shares is subject to adjustment. However, we do not see this disclosure. Please advise or revise.

Corporate reorganization, page 47

4.	We note your response to prior comment 6 and the related revisions to this section. With a view toward clarified disclosure:

- please tell us clearly how each portion of the conversion formulae achieves the purpose of "taking into account the value, rights and preferences" of your existing securities. Include in your response an explanation of how the different numbers in the conversion formulae were selected;

- using a reasonable range of offering prices and closing dates, please show us how the conversion rates would change; and

- using a reasonable range of reverse stock split ratios, please show us how changes in the ratio would affect the number of common shares issued in the conversions, the number of shares to be issued in this offering, the beneficial ownership table as mentioned in footnote 3 on page 122, and the total number of shares outstanding.

Liquidity and capital resources, page 61

5.	Please update this section to disclose any current intentions that you have to use cash to pay down loans. Refer to Regulation S-K Item 303(a)(1). We note in this regard the disclosure you have added in the second full paragraph at the top of page 37.

History, page 86

6.	Please expand your response to prior comment 8 to explain in greater detail what you mean by the "limited scope of" and "protections provided by" the license agreement. It is unclear from your current response and added disclosure on page 86 why you do not believe that a third party's right to use the "Generac Portable Products" trademark is a material risk.

Our products, page 86

7.   We note your response to prior comment 9. However, we also note your disclosure under "Net sales" on pages 56 and 58, in which you state that increases in sales were driven in part by your air-cooled product line. It remains unclear how you have complied with Regulation S-K Item 101(c)(1)(i). Please advise.

Director compensation, page 96

8.   Please provide the table required by Regulation S-K Item 402(k).

Compensation discussion and analysis, page 101

9.   Refer to prior comment 12. Please update all of your compensation disclosure. For example, we note that you have not updated the 2008 discussion at the bottom of page 103.

Role of the compensation committee, page 101

10.   We reissue the second sentence of prior comment 11. It is unclear from your revised disclosure on page 102 where the compensation paid to your named executive officers fell within the 35% range that you have disclosed as "reasonable."

Executive compensation, page 106

11.   We note your response to prior comment 12 that you have updated your disclosure in this section "to the extent such information is available." Please refer to instruction 1 to Regulation S-K Item 402(c)(2)(iii) and (iv) and also to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, and revise your disclosure accordingly.

Summary compensation table, page 106

12.   We note your disclosure in response to prior comment 13. Please add footnote disclosure addressing assumptions. See the instruction to Regulation S-K Item 402(c)(2)(v) and (vi).

13.   Please tell us why the bonuses paid to Mr. Feng in December 2009, as discussed at the top of page 112, are not reflected in the summary compensation table.

Employment agreements and severance benefits, page 110

14.   We note your disclosure in the first paragraph on page 112 regarding Mr. Feng.

   •   Please clarify how the $10,000 one-time bonus and the $219,742 "special cash bonus" are consistent with footnote (1) to your summary compensation table on page 106.

   •   Please provide additional disclosure that discusses what the "special cash bonus" was designed to reward, why you chose to pay such bonus, how you determined the amount of the bonus and how the bonus fit into your overall compensation objectives. Refer to Regulation S-K Item 402(b)(1).

   •   Please tell us whether you previously have awarded "special cash bonuses" to your named executive officers, and if so, describe with specificity the circumstances surrounding the award.

Certain relationships and related person transactions, page 115

15.   The instruction you cite in response 15 applies only if the related person's interest arose solely from ownership of your equity securities and all holders received the same pro rata benefit. In contrast, you are disclosing transactions involving another entity and non-pro rata stock purchase transactions. Therefore, please disclose each related person's interest in the transactions.

16.   Given our prior comment 15, it is unclear why you have not included disclosure pursuant to Regulation S-K Item 404(a) for the related-person lease mentioned on page F-38. Refer to comment 60 in our letter issued November 16, 2009. Please advise, or revise to include the related-person disclosure.

Preemptive rights, page 117

17.   We note your response to prior comment 16; however, it appears that you continue to omit previously included disclosure. Specifically, you previously disclosed that following your September 2009 issuance of 2,000 shares of your Series A Preferred Stock, CCMP transferred such shares "to certain investment funds affiliated with CCMP and certain members of our management" in accordance with the preemptive rights provisions of the Shareholders Agreement. Refer to the last sentence under "Sales of Series A Preferred Stock" on page 102 of your registration statement filed October 20, 2009. It remains unclear where in this section you have disclosed this transfer. Please advise.

Financial Statements, page F-1

Note 1. Basis of Presentation, page F-44

Restatement of Consolidated Financial Statements, page F-45

18.   Please show us how you previously calculated the fair value of your interest rate swap contracts and how you are now calculating the amount as a result of your restatement. Cite the accounting literature upon which you relied.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP